Mail Stop 6010

April 17, 2008

Via U.S. Mail

Gary L. Dreher
President
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039

> **Re:** **AMDL, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed April 14, 2008**
> **File No. 333-149412**

Dear Mr. Dreher:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment 1 and your disclosure regarding reasonable assurance. In your future filings, as applicable, please clarify your disclosure as described in the last sentence of the first paragraph of Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 (June 5, 2003), available on our website at http://www.sec.gov/rules/final/33-8238.htm. Also ensure that your disclosure in response to Regulation S-K Item 308 accurately reflects the language of Exchange Act Rule 13a-15(f). Please provide us with the revised disclosure that you intend to include in your future filings in response to this comment.

2.   We note your response to prior comment 2. Please provide us with the transactional documents, such as the securities purchase agreement, related to the offering of your securities to Greenbridge Capital Partners IV, LCC.

* * * * *

Please provide us with a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Randolf W. Katz, Esquire
      (via facsimile)

      Richard H. Bruck, Esquire
      (via facsimile)